FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella VistaMonterrey, Nuevo León 64410 México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Check One) Yes         No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes         No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

FEMSA reports strong operating and net income growth in second quarter and first half 2004

Monterrey, Mexico, July 28, 2004 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the leader in Latin American beverages, today reported its operational and financial results for the second quarter and first six months of 2004.

Investors Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear
(52) 818-328-6046
calvsev@femsa.com.mx

Business Highlights

FEMSA Cerveza total volume increased 3.8% (2.5% domestic and 16.8% exports) during 2Q04. Income from Operations up 15.4% versus 2Q03, delivering EBITDA margin expansion of 210 basis points to reach 34.3% of total revenues.

Coca-Cola FEMSA experienced its first sequential operating margin expansion after the acquisition of its new territories in May 2003, reaching 15.8% during 2Q04.

FEMSA Comercio added 189 net new convenience stores during the quarter, now totaling 3,086 locations nationwide, further consolidating its leadership in the Mexican convenience store industry and its strategic role for our beverage operations.

FEMSA Consolidated net debt decreased by US$ 239 million in 2Q04 from 1Q04 levels, combining an actual reduction of US$ 159 million with an exchange rate translation effect of US$ 80 million.

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Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented, "This quarter was an eventful one, particularly for our beer operations, and each new development builds on our enthusiasm and expectations for the future. We announced the unwinding of our business relationship with Interbrew and our repurchase of the 30% of FEMSA Cerveza. We also announced a new commercial agreement with Heineken for the import, marketing and distribution of our brands in the key U.S. market. And we reached an agreement to be the exclusive importers and distributors of Coors Light in Mexico. While these are all excellent news, and the new agreements will significantly improve our business platform going forward, I am particularly pleased with the results achieved in the domestic beer market, where we turned in another solid quarter of profitable volume growth.

The combination of such encouraging news from our beer operations, with the significant progress made by KOF in the integration of its new territories and the development of the right competitive strategies for each market, as well as yet another quarter of robust growth at Oxxo, fill us with satisfaction and optimism about the road ahead. However, we realize that with growth comes added responsibility. We are taking every step to ensure that our balance sheet remains strong, and our flexibility high, as we continue to consolidate FEMSA as one of the leading beverage companies in the world".

Notice
Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco"), we began consolidating its operating results as of May 2003. Therefore, operating results for Coca-Cola FEMSA and for FEMSA consolidated will not be fully comparable with previous quarters until the third quarter of 2004, and on a annual basis, they will not be fully comparable until we report our 2005 results.

DISCUSSION OF FINANCIAL RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO THE SECOND QUARTER AND FIRST SIX MONTHS ENDED JUNE 30, 2003.

FEMSA

FEMSA total revenues increased by 14.2% to Ps. 23.222 billion during 2Q04 from Ps. 20.333 billion during 2Q03. The increase in total revenues was driven by revenue growth in every one of our main sub-holding companies. The growth in total revenues during the second quarter includes: (i) a 17.0% increase in total revenues from Coca-Cola FEMSA (because the acquisition of Panamco was completed in May 2003, 2Q04 includes three months of operations of the new territories versus two months in 2Q03), (ii) solid revenue growth of 19.5% at FEMSA Comercio during 2Q04 and the opening of 687 net new convenience stores since 2Q03, (iii) the 3.8% increase in FEMSA Cerveza's total sales volume, which combined with a domestic nominal average price increase of 5.0% implemented during February 2004, resulted in an increase in total revenues of 5.0%, and (iv) revenue growth of 8.5% at FEMSA Empaques, mainly reflecting an increase in demand for bottles, crown caps and beverage cans.

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For the first half of 2004, our consolidated total revenues increased by 30.7% to Ps. 43.712 billion from Ps. 33.439 billion in 2003 driven primarily by the Coca-Cola FEMSA acquisition of Panamco. Coca-Cola FEMSA reached total revenues of Ps. 21.643 billion for the first six months of 2004. FEMSA Comercio posted strong total revenue growth of 21.9% thanks to the rapid pace of growth in net new Oxxo stores. FEMSA Cerveza increased its total sales volume by 5.5% reaching 12.574 million hectoliters; this, combined with the February 2004 price increase, enabled its total revenues to grow 5.6% to Ps. 11.024 billion. FEMSA Empaques increased total revenues by 9.2% thanks to solid demand growth for glass bottles, crown caps and to a lesser extent, beverage cans.

Gross margin decreased 120 basis points to 47.4% of total revenues during 2Q04 compared to 48.6% during 2Q03. This was primarily due to a 60 basis point contraction of the gross margin of Coca-Cola FEMSA and the higher proportion of the lower margin FEMSA Comercio operations in FEMSA's Consolidated results.

For the first six months of 2004, gross margin decreased 120 basis points to 46.9% of total revenues of Ps. 20.514 billion, compared to 48.1% at Ps. 16.083 billion for 2003. The downward pressure on margins was due to the reasons mentioned above, while the absolute increase in gross profit is mainly attributable to the integration of the Panamco territories.

Income from operations (including results of affiliated companies) increased by 4.4% to Ps. 3.646 billion during 2Q04, resulting in an operating margin of 15.7% . The observed margin contraction of 150 basis points from 2Q03 primarily resulted from the integration of the newly acquired Mexican bottling territories that have a lower level of profitability than Coca-Cola FEMSA's original territories and to a 80 basis point operating margin contraction at FEMSA Comercio, which reflects an increased contribution of the Oxxo retail chain in our consolidated financial results. This reduction in operating margin was partially compensated by an operating margin improvement of 200 basis points at FEMSA Cerveza and of 30 basis points at FEMSA Empaques.

For the first half of 2004, income from operations increased by 17.8% reaching Ps. 6.218 billion from Ps. 5.277 billion in the first semester of 2003. The consolidated operating margin decreased 160 basis points from the same period of 2003 levels to 14.2% of total revenues.

Net interest expense amounted to Ps. 785 million during 2Q04, primarily resulting from the interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco. For the first six months of 2004, net interest expense amounted to Ps. 1.489 billion.

Foreign exchange gain (loss) amounted to a loss of Ps. 315 million during 2Q04. This was a significant reduction from the loss of Ps. 808 million during 2Q03, which resulted from exchange rate volatility and the large foreign exchange transactions entered into in relationship with the Panamco acquisition. In addition, FEMSA and FEMSA Cerveza generated a foreign exchange gain of Ps. 214 million in 2Q04 due to the appreciation of the dollars acquired for the acquisition of 30% of FEMSA Cerveza. The peso depreciated 2.5% in nominal terms versus the dollar during the first six months of 2004. For the first six months of 2004, foreign exchange loss amounted to a loss of Ps. 167 million compared to a loss of Ps. 971 million in the same period of 2003.

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Monetary position gain (loss) amounted to a gain of Ps. 42 million during 2Q04, compared to a gain of Ps. 50 million during 2Q03. For the first semester of 2004, the monetary position amounted to a gain of Ps. 545 million, compared to a gain of Ps. 37 million during that same period of 2003. This gain reflects the inflationary impact over the higher net liabilities recorded during the period.

Tax recognized during 2Q04 amounted to Ps. 896 million, which includes income tax, tax on assets, and employee profit sharing ("taxes") compared to Ps. 676 million during 2Q03. For the first six months of 2004, taxes amounted to Ps. 1.920 billion. The effective tax rate for the first six months of 2004 was 39.4% and compares favorably with the 42.1% effective tax rate for that same period in 2003.

Extraordinary gain.
In May 2004, our subsidiary Coca-Cola FEMSA obtained a favorable final ruling from a Mexican federal court allowing them to deduct losses arising from a sale of shares during 2002. As a result of the ruling, our 2Q04 and first half 2004 consolidated net income increased by Ps. 1.258 billion. More than 85% of this increase will be in the form of a cash reimbursement and the balance will be in the form of a tax deduction. This increase is partially offset by a decrease of Ps. 83 million due to a change in the tax deduction criteria for the coolers owned by Coca-Cola FEMSA in Mexico, which nets an extraordinary gain of Ps. 1.175 billion for 2Q04 as well as for 1H04.

Net income amounted to Ps. 2.775 billion during 2Q04, up 143.4% with respect to 2Q03. For the first six months of 2004, net income increased 126.1% to Ps. 4.130 billion from Ps. 1.827 billion during that same period in 2003.

Net majority income per FEMSA Unit1 was Ps. 1.525 in 2Q04 and Ps. 2.297 for the first six months of 2004. Net majority income per FEMSA ADR, considering an exchange rate of Ps. 11.512 per dollar, was US$ 1.996 dollars for the first six months of 2004. Consolidated net majority income amounted to Ps. 2.434 billion for the first six months of 2004, which is 100.0% higher than the same period of 2003.

Capital expenditures amounted to Ps. 1.652 billion and Ps. 2.884 billion for 2Q04 and first six months of 2004, respectively.

Consolidated debt. As of June 30, 2004, FEMSA recorded a cash balance of Ps. 7.890 billion (US$ 685 million), short-term debt of Ps. 2.070 billion (US$ 180 million) and long-term debt of Ps. 34.394 billion (US$ 2,988 million). FEMSA's consolidated net debt balance (the sum of short-term debt, plus long-term debt, minus cash balance) decreased by US$ 239 million in 2Q04 compared to 1Q04. This decrease results from a combination of a reduction in debt and a higher cash balance adding up to US$ 159 million, plus a positive exchange rate effect of US$ 80 million resulting from the portion of our debt that is denominated in Mexican Pesos, during a quarter in which the Peso weakened sequentially.

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1 FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of June 30, 2004 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of June 30, 2004 divided by 5.

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FEMSA has achieved a balanced mix in its debt structure. As of June 30, 2004, approximately 65.2% of FEMSA's consolidated total debt had a fixed interest rate, while the remaining 34.8% had a variable one. Our total debt consisted of 42.3% in US dollars, 56.0% in Mexican pesos, and 1.7% in Colombian pesos. The nominal weighted average annual interest rate for the total debt was 7.1% as of June 30, 2004. The weighted average interest rates for the debt were approximately 8.4%, 5.3%, and 10.3% for Mexican peso, US dollar, and Colombian peso denominated debt, respectively. In addition, FEMSA has achieved a comfortable amortization profile for its long-term debt with maturities that go out to 2011.

Please note, in this financial release and going forward, we are including an additional page to our appendices that provides other financial information such as consolidated EBITDA and net debt position, as well as a reconciliation of these items to measure under Mexican GAAP.

Recent Developments:

"Six" stores transferred from FEMSA Cerveza to FEMSA Comercio.
As mentioned in the first quarter 2004 FEMSA press release, during the month of December 2003, all of the "Six" stores that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 "Six" stores. The transfer will increase FEMSA Cerveza's ability to focus on its core operations, while providing FEMSA Comercio with a number of proven locations.

In order to assure comparability, and in accordance with accounting rules, for 2Q03 and first six months of 2003, we have taken the financial results of these "Six" stores from FEMSA Cerveza and incorporated them into FEMSA Comercio. The analysis presented herein, is based on these reclassified figures for the second quarter and first six months of 2003. This change has no impact on FEMSA Consolidated figures. For further details, please see the attached financial statements.

FEMSA equity Issuance to finance part of the acquisition of 30% of FEMSA Cerveza.
On July 27, 2004, our shareholders approved the issuance of up to 344.4 million B shares and up to 322 million D shares, representing in turn up to 52.8 million B Units and up to 80.5 million BD Units. We expect to sell these Units in offerings internationally and in Mexico. The number of authorized shares includes any shares that may be required to satisfy an over-allotment option on the BD units that will be granted to the underwriters. Prior to the commencement of the offerings, we will determine the exact number of Units to be offered and any authorized shares in excess of those constituting the Units in the offerings (and the over-allotment option) will be cancelled. Our expectation is that the total proceeds from the offerings will be on the order of US$ 500 million to US$ 550 million and the proceeds from the offerings will be used to repay debt incurred in connection with our repurchase of the 30% stake of FEMSA Cerveza currently owned by Interbrew. For more inf ormation about this repurchase please refer to our May 23, 2004 press release titled "FEMSA and Interbrew agree to unwind relationship".

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The capital increase and the offerings are subject to our closing of the repurchase of the FEMSA Cerveza stake, and our closing in turn is subject to the closing of the Interbrew-AmBev transaction. The capital increase and the equity offering are also subject to approval by the Mexican CNBV and the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall be no sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of such jurisdiction.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release.

FEMSA Cerveza

Domestic sales volume grew by 2.5% to 6.273 million hectoliters during 2Q04, primarily due to favorable demand seen in our key strongholds and successful execution at the point-of-sale. In nominal terms, the 5.0% increase in our domestic revenue per hectoliter is not only a consequence of the price increase implemented in February, but also a result of the beginning of revenue management initiatives executed by the company in certain territories. FEMSA Cerveza continues to advance in the implementation of its Enterprise Resource Planning ("ERP") system, which is currently operational in 60% of total direct domestic volume.

For the first half of 2004, domestic sales volume grew by 4.0% to 11.395 million hectoliters. We attribute this increase to (i) positive sales volume growth after we finished implementing the 5.0% average price increase during the month of February, (ii) successful promotions particularly with the Sol, Indio, and Tecate Light brands, and (iii) improved economic conditions in our main territories.

Export sales volume grew by 16.8% to 0.699 million hectoliters during 2Q04 and by 22.9% to 1.179 million hectoliters for the first half of 2004. This was primarily due to an increase in sales to the United States, where we estimate that the increase in sales from the distributors to the retailers was approximately 14.0%, while the remaining growth came from inventory build-up at the distributors. The 14.0% increase in depletions was primarily due to (i) successful marketing strategies for our Tecate and Dos Equis Brands, and (ii) overall improvements in the U.S. economy during the first half of 2004. The export revenue per hectoliter increased 4.8% in peso terms during 2Q04, resulting from the devaluation of the peso against the dollar in addition to a better price mix.

Total revenues increased by 5.0% to Ps. 6.179 billion during 2Q04, resulting from total volume growth of 3.8% combined with a 0.8% increase in real revenue per hectoliter.

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For the first half of 2004, total revenues increased by 5.6% to Ps. 11.024 billion from Ps. 10.444 billion during 2003. Domestic revenues represented 92% of the total, while the remaining 8% came from exports. The 5.0% domestic average price increase in nominal terms is not fully reflected in the first half of 2004 sales figures given that it was implemented gradually throughout February.

Cost of sales remained in line with revenue growth at Ps. 2.518 billion during 2Q04 from Ps. 2.399 billion during 2Q03. Gross profit reached Ps. 3.661 billion, a 5.0% increase compared to the second quarter of 2003. For the first half of 2004, cost of sales was also stable relative to revenue growth at Ps. 4.616 billion from Ps. 4.388 billion during 1H03. Gross profit totaled Ps. 6.408 billion resulting in a gross margin of 58.1%, in line with 1H03 levels. The margin during 2Q04 and for 1H04 was impacted by two offsetting factors: (i) an increase in the dollar denominated costs, which represent approximately one-third of the cost of sales, and (ii) better purchasing terms for raw materials, operating efficiencies resulting in more hectoliters per person, and lower transportation costs from our breweries to the warehouses.

Administrative expenses increased 5.9% to Ps. 622 million during 2Q04 compared to Ps. 587 million in 2Q03. This increase was primarily due to the continued amortization of our Enterprise Resource Planning System ("ERP"). For 1H04, administrative expenses increased by 6.2% to Ps. 1.247 billion compared to Ps. 1.174 billion during 1H03.

Selling expenses decreased 0.8% to Ps. 1.625 billion during 2Q04 compared to Ps. 1.639 billion in 2Q03, due to various cost containment initiatives throughout the organization. For the first half of 2004, selling expenses remained in-line with 1H03 levels reaching Ps. 3.059 billion. At 27.7% of total revenues, selling expenses were 160 basis points below 1H03 levels. As a percentage of sales, operating expenses declined 140 basis points to 36.4% of total revenues during 2Q04 and 39.1% of total revenues for the first half of 2004 as a result of higher sales and more effective management of selling expenses.

Participation in Affiliated Companies reached Ps. 22.0 million during 2Q04 and Ps. 9.1 million during the first half of 2004, compared to Ps. 1.5 million during 2Q03 and a loss of Ps. 21.2 million during 1H03. This increase is primarily due to a higher sales volume and improved profitability in Labatt USA.

Operating income (before deduction of management fees) increased 13.8% to Ps. 1.437 billion during 2Q04 compared to Ps. 1.263 billion during 2Q03. This increase reflects improved pricing, higher volumes, and other improvements at the gross margin level. Operating margin (before management fees) increased 170 basis points to 23.2% of total revenues. For 1H04, operating income increased 17.0% to Ps. 2.112 billion from Ps. 1.805 billion in 1H03. The year-over-year increase reflects a stronger pricing environment, solid volume growth, and more efficient and effective use of selling expenses. FEMSA Cerveza achieved an EBITDA margin expansion of 210 basis points during 2Q04 to reach 34.3% of total revenues and of 200 basis points for the first six months of the year, to reach 30.9% of total revenues.

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FEMSA Comercio

Total revenues increased by 19.5% to Ps. 5.465 billion during 2Q04 from Ps. 4.574 billion during 2Q03. As of June 30, 2004, we had 3,086 convenience stores nationwide, an increase of 687 net new stores from June 30, 2003. At this pace of growth, Oxxo is rapidly consolidating as a recognized retail chain with strong brand identity throughout all of Mexico.

For 1H04, total revenues increased by 21.9% to Ps. 10.128 billion from Ps. 8.307 during 1H03.

Oxxo same store sales increased an average of 5.8% during 2Q04 reflecting an increase in the average ticket of 4.2% and an increase in store traffic of 1.5% . The expansion achieved in the average ticket and same store sales figures reflects the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within the store.

For the first half of 2004, Oxxo same store sales increased an average of 7.7% reflecting an increase in the average ticket of 4.1% and an increase in store traffic of 3.4% .

Gross profit reached Ps. 1.437 billion during 2Q04, achieving a gross margin of 26.3% of total revenues. This figure improved 20 basis points from second quarter 2003 levels due to successful category management.

For the first half of 2004, cost of sales remained in-line with revenue growth at Ps. 7.488 billion during 1H04 from Ps. 6.153 billion during 1H03, an increase of 21.7% . As a result, gross profit expanded 20 basis points to 26.1% of total sales versus 25.9% of total sales for the first half of 2003.

Administrative expenses increased 47.0% to Ps. 108 million during 2Q04 compared to 2Q03. For the first half of 2004, administrative expenses increased 47.3% to Ps. 204 million compared to 1H03. This increase resulted from (i) expenses and amortization of investments that can no longer be capitalized associated with new IT systems throughout the Oxxo chain, (ii) investments in personnel training and development, and (iii) the opening of two new regional offices in Juárez and Morelia. Selling expenses increased 23.0% to Ps. 1.094 million during 2Q04, remaining stable at approximately 20.0% of total revenues. For the first six months of 2004, selling expenses increased in line with revenues to Ps. 2.036 billion, or 20.1% of total revenues. Part of the increase in operating expenses is due to our increased efforts to improve the overall product and service of fering at our Oxxo stores. For example, developing our fresh foods business is a key component of our long-term growth strategy and we are exploring new alternatives that require upfront additional spending that we believe will provide attractive returns.

In addition to growing new stores, we are also significantly improving our existing store base. During 2Q04, we increased our capital expenditures related to the maintenance and replacement of store equipment.

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Our primary focus in 2004 will be on introducing new or improved products and services at our Oxxo stores, growing and improving our existing store base, investing in our retail information technology systems, developing our people, and improving administrative efficiencies to further strengthen the expansion of the Oxxo business model and to continue its consolidation as the leader in the convenience store industry in Mexico.

Operating income (before deduction of management fees) increased 2.4% to Ps. 234 million resulting in a 70 basis point contraction in the operating margin of 4.3% for 2Q04. For the first six months of 2004, operating income increased by 17.4% to Ps. 401 million. This increase contributed to a stable operating margin of 4.0% for 1H04, in line with the 4.1% operating margin achieved in 1H03.

FEMSA Empaques

Total revenues increased by 8.5% to Ps. 2.116 billion during 2Q04. This increase was attributed to the following: (i) an 18.4% net increase in the sales volume of glass bottles, mainly due to strong demand from FEMSA Cerveza and Coca-Cola FEMSA, (ii) a 19.5% net increase in the sales volume of crown caps, mainly due to a surge in demand from U.S. clients, (iii) a 5.1% net increase in the sales volume of beverage cans, mainly to Coca-Cola FEMSA and FEMSA Cerveza, and (iv) the depreciation of the Mexican peso, which offset a decrease in the average price of these products in dollar terms.

For the first half of 2004, total revenues increased by 9.2% to Ps. 3.885 billion from Ps. 3.559 billion during the same period of 2003.

Cost of sales reached Ps. 1.611 billion during 2Q04 resulting in a gross margin of 23.9% compared to 24.1% in 2Q03. The slight margin contraction from 2Q03 is primarily due to an increase in the cost of dollar-denominated raw materials.

For the first half of 2004, cost of sales reached Ps. 2.998 billion resulting in a gross margin of 22.8% .

Administrative expenses decreased by 3.6% to Ps. 46 million during 2Q04 due to adjustments in the personnel level and optimizations in certain administrative processes. Selling expenses increased 4.3% to Ps. 125 million during 2Q04. This increase was primarily due to increased shipping costs resulting from increased sales in the domestic market. For the first half of 2004, operating expenses decreased by 0.8% to Ps. 316 million compared to Ps. 319 million in 1H03. This slight decrease was due to a reduction in administrative expenses by 2.2% and a reduction in selling expenses by 0.3% .

Operating income (before deduction of management fees) increased by 10.7% to Ps. 335 million during 2Q04 resulting in an operating margin of 15.8% of total revenues, a 30 basis point increase from 2Q03. For the first half of 2004, operating income increased 9.6% to Ps. 571 billion.

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CONFERENCE CALL INFORMATION:
Our Second Quarter and First Six Months 2004 Conference Call will be held on: Wednesday July 28, 2004, 4:00 P.M. Eastern Time (3:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-915-4836, International: 973-317-5319. This Conference Call will also be transmitted through live webcast at http//:ir.femsa.com
If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2004. To listen to the replay please dial: Domestic U.S.: 1-800-428-6051; International: 973-709-2089, Passcode: 366653.

Set forth in this press release is certain unaudited financial information for FEMSA for the second quarter and first six months of 2004, compared to the second quarter and first six months of 2003. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores; and FEMSA Empaques, S.A. de C.V., which engages in the production and distribution of packaging materials.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of June 30, 2004 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

NOTES:
We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

Five pages of tables and Coca-Cola FEMSA's press release to follow.

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Stock Listing Information Mexican Stock Exchange Ticker: KOFL NYSE (ADR) Ticker: KOF Ratio of KOF L to KOF = 10:1	2004 SECOND QUARTER RESULTS

  Total revenues reached Ps.11,074.0 million.
  Operating income totaled Ps.1,748.5 million, an operating margin of 15.8%.
  Consolidated net income before extraordinary items was Ps.549.0 million, resulting inearnings per share of Ps.0.297.
  Total debt at the end of the quarter was U.S.$2,318.6 million.

For Further Information: Investor Relations Alfredo Fernandez afernandeze@kof.com.mx (5255) 5081-5120 / 5121 Julieta Naranjo jnaranjo@kof.com.mx (5255) 5081-5148 Website: www.cocacola-femsa.com.mx	Mexico City (July 28, 2004), Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world, announces results for the second quarter and first half of 2004.
"We have been operating in our new market territories for just over a year. During this period, we have focused on strengthening our execution in the marketplace and across the value chain. We have successfully identified and implemented better operating practices which have helped us to achieve higher levels of efficiency in both manufacturing and distribution. Despite the more challenging competitive environment in Mexico, our revenue management and packaging strategies are strengthening our brand portfolio. We are on the right track to create continuing shareholder value," said Carlos Salazar, Chief Executive Officer of the Company.

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Consolidated results and Balance sheet

CONSOLIDATED RESULTS

Our consolidated revenues reached Ps.11,074.0 million for the second quarter of 2004. Our average price per unit case was Ps.24.26 (U.S.$2.11) 2 and our consolidated operating income reached Ps.1,748.5 million, resulting in an operating margin of 15.8% .

During the second quarter of 2004, our integral cost of financing totaled Ps.813.6 million. This mainly reflected greater accrued interest expenses related to the additional indebtedness incurred and assumed in connection with the Panamco acquisition and to the devaluation of the Mexican peso year over year against the U.S. dollar, applied to our U.S. dollar denominated debt.

During the second quarter of 2004, income tax, tax on assets, and employee profit sharing, as a percentage of income before taxes, was 36.3% . The effective tax rate includes non-recurring deductions of tax loss carryforwards from our Latincentro division.

Our consolidated majority net income, before extraordinary items was Ps.549.0 million for the second quarter of 2004, resulting in earnings per share ("EPS") of Ps.0.297 (U.S.$0.258 per ADS) computed on the basis of 1,846 million shares outstanding (each ADS represents 10 local shares). Including net extraordinary items of Ps.1,175.0 million, mainly as a result of a tax reimbursement net of interests and adjustments generated by a different tax deduction criteria on coolers in Mexico in the amount of Ps.83.5 million3, our majority net income was Ps.1,714.8 million, resulting in EPS of Ps.0.929 (U.S.$0.807 per ADS).

BALANCE SHEET

As of June 30, 2004, Coca-Cola FEMSA had a cash balance of Ps.2,389 million (U.S.$207.5 million), total short-term debt of Ps.1,794 million (U.S.$155.8 million), and long-term debt of Ps.24,898 million (U.S.$2,162.7 million).

During the second quarter of 2004, we reduced the Company's total debt by U.S.$148.7 million. We achieved this reduction mainly by using cash balances and cash flow generation in the amount of U.S.$111 million and the balance was driven by a favorable impact of the devaluation of the Mexican peso against the U.S. dollar applied to our Mexican peso denominated debt. During the second quarter of 2004, we refinanced U.S.$458.1 million of the Company's debt maturing from 2005 to 2008. To achieve this, we took bank loans in the amount of U.S.$115 million and Ps.3,000 million with five to seven-year maturities.

The following charts set forth the Company's debt profile by currency and interest-rate type and the debt amortization schedule as of June 30, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(3)

U.S. dollars	37%	26%	6.66%
Mexican pesos	61%	32%	8.61%
Colombian pesos	2%	100%	10.30%

(3) Annualized average interest rate per currency for the second quarter of 2004.

July 28, 2004	19

Consolidated results and Balance sheet

	Debt Amortization Schedule amounts in millions (local currency)(1)

	U.S. dollars	Mexican pesos		Colombian pesos

2004	$ 153.4
2005	7.3	Ps.	2,750.0	Col.	65,750
2006	214.0		1,298.8	45,000
2007	14.0		2,000.0	34,250
2008	6.8		3,750.0
2009 and thereafter	455.0		6,150.0

(1)Debt amortization valued at face value as of June 30, 2004.

July 28, 2004	20

Consolidated statement of changes in financial position and Operating results by territory

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos or U.S. dollars as of June 30, 2004

	Jan - June 2004
	Ps.	USD (1)

Net Income	1,426	124
Non cash charges to net income	908	79

	2,334	203

Change in Working capital	(496)	(43)

NRGOA (2) before extraordinary items	1,838	160

Extraordinary items	1,175	102

NRGOA (2)	3,013	262

Capital expenditures	(696)	(60)
Dividend payments	(521)	(45)
Financial Transactions	(2,817)	(245)
Others	536	47

Decrease in cash and cash equivalents	(485)	(42)

Cash and cash equivalents at begining of period	2,874	250
Cash and cash equivalents at end of period	2,389	207

(1) Expressed in US$ millions assuming a foreign exchange rate of Ps.11.5123 per US Dollar (2) Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco"), had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco's results have not been included in our financial statements for periods prior to May 2003.

Financial information for the second quarter of 2004 includes three-month results for all of our territories. Coca-Cola FEMSA's quarterly financial information will not be comparable with previous quarters until the third quarter of 2004 and, on an annual basis, until the end of 2005.

As we mentioned in our 4Q 2003 press release, several accounting adjustments were booked during that quarter impacting full year results of 2003. These adjustments were related to (i) an excise tax reimbursement in Mexico,(ii) an increase in the useful life of the coolers in our original territories in Mexico from 3 to 5 years, and (iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division.

For volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.

July 28, 2004	21

Second quarter and First half 2004 summary

SECOND QUARTER 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	257.0	56.6%	Ps. 1,368.2	78.2%	20.4%
Central America	26.8	5.9%	84.5	4.8%	9.8%
Colombia	40.0	8.8%	87.1	5.0%	9.9%
Venezuela	40.6	8.9%	78.7	4.5%	7.1%
Brazil	58.7	12.9%	58.9	3.4%	6.0%
Argentina	31.4	6.9%	71.3	4.1%	13.2%

Total	454.5	100.0%	Ps. 1,748.5	100.0%	15.8%

FIRST HALF 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	485.2	54.1%	Ps. 2,550.8	76.6%	19.9%
Central America	53.3	6.0%	192.4	5.8%	11.1%
Colombia	81.5	9.1%	124.4	3.7%	7.1%
Venezuela	81.5	9.1%	149.2	4.5%	6.9%
Brazil	125.2	14.0%	136.3	4.1%	6.7%
Argentina	68.5	7.7%	178.0	5.3%	15.1%

Total	895.2	100.0%	Ps. 3,331.1	100.0%	15.4%

July 28, 2004	22

Mexican and Central American operating results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories reached Ps.6,709.8 million for the second quarter of 2004. Our average price per unit case was Ps.25.98 (U.S.$2.26) . Excluding Ciel water volumes in 5.0, 19.0, and 20.0 -liter packaging presentations, our average price per unit case was Ps.29.85 (U.S.$2.59) . A shift in our packaging mix from single to multi-serving presentations was the main driver of the pricing decline during the quarter.

During the quarter, we experienced the combined effect of lower temperatures and higher precipitation levels in the valley of Mexico, mainly during the month of May. As a result, our carbonated soft drink ("CSD") volumes decreased 1.7% compared with the same period of 2003. Our total sales volume was 257.0 million unit cases ("MUC"), a 6.0% decline compared with the second quarter of 2003, mainly driven by lower jug bottled water volumes.

We launched Lift Golden Apple, Nestea Light and Fanta Naranja with Chamoy, both line extensions of our existing portfolio, as part of our strategy to continually provide new tastes and choices to our customers.

Income from Operations

Our gross profit totaled Ps.3,554.4 million, a margin of 53.0% of total revenues for the second quarter of 2004. During the quarter, we experienced higher sweetener and polyethylene terephtalate ("PET") prices compared with the first quarter of 2004, combined with the impact of the depreciation of the Mexican peso against the U.S. dollar on our U.S. dollar-denominated packaging materials.

Our operating profit totaled Ps.1,368.2 million, resulting in a 20.4% of operating income margin. Higher fixed-cost absorption driven by volume growth due to the seasonality of the business, more than offset higher seasonal marketing expenses in the quarter.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Our Central American territories' total revenues reached Ps.866.3 million for the second quarter of 2004. Our average price per unit case was Ps.32.26 (U.S.$2.80), driven by price increases implemented during the first quarter of 2004 in Costa Rica and Guatemala. In the second quarter of 2004, total sales volume in our Central American territories increased 1.1% to 26.8 MUC compared with the same period of 2003, mainly driven by volume growth in Guatemala. Sales volume of Coca-Cola and Coca-Cola Light represented 60% of our growth in the region.

In the second quarter of 2004, we launched Taí, a multi-flavor value protection brand, in a 2.0 -liter PET non-returnable presentation in Costa Rica to provide a more affordable alternative to our consumers.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.431.5 million, resulting in a 49.8% gross margin. During this period, the Company experienced increased raw material prices compared with the first quarter of 2004. Our operating income totaled Ps.84.5 million, resulting in a 9.8% operating income margin. During the quarter, the Company experienced higher administrative expenses due to salary adjustments that were partially offset by lower marketing expenses.

July 28, 2004	23

Colombian and Venezuelan operating results

COLOMBIAN OPERATING RESULTS

Revenues

In Colombia, our total revenues reached Ps.881.8 million for the second quarter of 2004. Our average price per unit case was Ps.22.54 (U.S.$1.92) and was higher than the first quarter of 2004, as a result of a 14% weighted average price increase implemented in May 2004. CSD sales volume remained almost flat compared with the second quarter of 2003; 4.4% volume growth in the cola category more than offset a decline in flavored CSDs. Our implementation of revenue-management strategies aimed at increasing the profitability of the water business caused our bottled water sales volume to decline by 17%.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.405.6 million, resulting in a 46.0% gross margin. Our operating income was Ps.87.1 million, resulting in a 9.9% operating income margin. During the quarter, the Company experienced lower marketing expenses driven by a coordinated strategy with The Coca-Cola Company.

VENEZUELAN OPERATING RESULTS

Revenues

In Venezuela, our total revenues reached Ps.1,105.3 million for the second quarter of 2004, and our average price per unit case in Venezuela reached Ps.27.22 (U.S.$2.36) as a result of an approximate 14.0% weighted-average price increase implemented at the end of March of this year. Despite this price increase, our volume increased 7.4% compared with the second quarter of 2003, mainly driven by an 18% increase in flavored CSD sales, which represented more than 70% of our volume growth. In the second quarter of 2004, we launched a 3.1-liter packaging presentation for brand Grapette, our Venezuelan multi-flavor value protection brand, to provide a more affordable alternative to our consumers.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.466.5 million, resulting in a 42.2% gross margin. During the quarter, we continued to experience raw material price increases due to the devaluation of the Venezuelan Bolivar versus the U.S. dollar. Additionally, selling and administrative expenses were impacted by a salary increase in line with inflation that was implemented during the quarter. These cost pressures were offset by higher revenues resulting from the higher average price per unit case. Our operating income was Ps.78.7 million, resulting in a 7.1% operating income margin.

July 28, 2004	24

Brazilian and Argentine operating results

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps.980.2 million for the second quarter of 2004. Our average price per unit case was Ps.16.62 (U.S.$1.44) as a result of the price increases implemented during the quarter and a favorable product mix.

During the second quarter of 2004, CSD sales volume in our Brazilian territories increased 4.6% compared with the same period of 2003, driven by 9.6% growth in the cola segment. This is the first quarter that CSD volumes increased year over year since the Company took over the Brazilian operations. Higher sales volume as percentage of total sales, through the traditional channel, which is more profitable, combined with better revenue and packaging management per channel and a strong focus on brand Coca-Cola, contributed to this result.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.370.1 million; the resulting 37.8% margin reflected savings achieved from the closure of a manufacturing facility and lower sweetener costs. Our operating expenses in absolute terms decreased from the first quarter of this year as a result of better practices, including taking over previously outsourced services and implementing several cost-cutting strategies. Our second-quarter operating income was Ps.58.9 million, resulting in a 6.0% operating income margin.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures from our Argentine operations were not affected by the Panamco acquisition and, therefore, are fully comparable with previous periods.

Revenues

In Argentina, our total revenues reached Ps.541.8 million, an 18.7% increase over the second quarter of 2003, and our average price per unit case grew 2.3% to Ps.16.59 (U.S.$1.44) as a result of price increases implemented during the quarter.

In the second quarter of 2004, total sales volume in our Argentine territory reached 31.4 MUC, a 15.9% increase over the same period of 2003, mainly driven by brand Coca-Cola and Coca-Cola Light, which represented more than 45% of our total growth, and our increased sales volume of returnable presentations, which accounted for 27.4% of our total volume compared with 24.6% for same period of 2003.

Income from Operations

Our gross profit as a percentage of total revenues increased 450 basis points, from 34.6% in the second quarter of 2003 to 39.1% in the second quarter of 2004. This improvement was mainly the result of a favorable shift in our packaging mix to returnable presentations and lower sweetener costs as compared with the second quarter of 2003.

In Argentina, our operating expenses as a percentage of total revenues decreased 510 basis points, from 31.0% in the second quarter of 2003 to 25.9% in the second quarter of 2004. This improvement resulted from higher fixed-cost absorption due to a 15.9% increase in sales volume. During the second quarter of 2004, operating income in our Argentine territories was Ps.71.3 million, and our operating income margin grew to 13.2%, an increase of 960 basis points compared with the second quarter of 2003.

July 28, 2004	25

Summary of six-month and recent developments

SUMMARY OF SIX-MONTH RESULTS

For the six months ended June 30, 2004, our consolidated sales volume reached 895.2 MUC. The volume decline in our Mexican, Colombian and Brazilian operations was offset by volume growth in the rest of our territories during the first six months of the year.

During the first six months of 2004, our total revenues reached Ps.21,642.5 million, which resulted in a consolidated average unit price per case of Ps.24.04 (U.S.$2.09) . Our gross margin as a percentage of total revenues was 48.7% for the first six months of 2004. And our consolidated operating income was Ps.3,331.1 million, 15.4% of our total revenues during the first six months of 2004.

Our consolidated net income before extraordinary items totaled Ps.1,426.2 million for the first six months of 2004, resulting in an EPS of Ps.0.773 (U.S.$0.671 per ADS) computed on the basis of 1,846 million shares outstanding. Majority net income was Ps.2,601.2 million, resulting in an EPS of Ps.1.41 (U.S.$1.22 per ADS).

RECENT DEVELOPMENTS

  In May 2004, we obtained a favorable final ruling from a Mexican federal court allowing us to deduct losses in the amount of Ps.3,049.0 million arising from a sale of shares during 2002. As a result of the ruling, we expect to recoverapproximately Ps.1,330.3 million, which increased our consolidated net income by Ps.1,258.5 million. More than 85%of this increase will be in the form of a cash reimbursement and the balance will be in the form of a tax deduction.

  In June 2004, a group of Brazilian investors, among them Mr. José Luis Cutrale, a recently appointed member of our board of directors, made a capital contribution to our Brazilian operations in exchange for a 16.9% equity stake inthese operations. Mr. Cutrale is a Brazilian entrepreneur with extensive experience in the Brazilian consumer productsindustry and an international producer of fruit juices, with customers around the world, including The Minute Maid Company, a division of The Coca-Cola Company.

July 28, 2004	26

Conference call information and recent developments

CONFERENCE CALL INFORMATION

     Our second-quarter 2004 Conference Call will be held on: July 28, 2004, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-396-2383 and International: 617-847-8711. We invite investors to listen to the live audiocast of the conference call at the Company's website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through August 6, 2004. To listen to the replay please dial: Domestic U.S.: 888- 286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goiás) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2004. For comparison purposes, 2003 and 2004 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the second quarter of 2004, which ended on June 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(7 pages of tables to follow)

July 28, 2004	27

Consolidated Balance Sheet

Consolidated Balance Sheet

Assets		Jun-04		Dic-03
Current Assets				
Cash and cash equivalents	Ps.	2,389	Ps.	2,874
Total accounts receivable		2,819		2,967
Inventories		2,427		2,257
Prepaid expenses		191		208
Total current assets		7,826		8,306
Property, plant and equipment				
Property, plant and equipment		28,617		28,337
Accumulated depreciation		-11,491		-10,935
Bottles and cases		946		992
Total property, plant and equipment, net		18,072		18,394
Investment in shares		515		525
Deferred charges, net		1,269		1,364
Intangibles		34,594		34,270
Total Assets	**Ps.**	**62,276**	**Ps.**	**62,859**

Liabilities and Stockholders' Equity		Jun-04		Dic-03
Current Liabilities				
Short-term bank loans and notes	Ps.	1,794	Ps.	3,051
Interest payable		381		381
Suppliers		3,503		3,494
Other current liabilities		2,421		2,795
Total Current Liabilities		8,099		9,721
Long-term bank loans		24,898		26,515
Pension plan and seniority premium		608		617
Other liabilities		2,403		2,618
Total Liabilities		36,008		39,471
Stockholders' Equity				
Minority interest		649		167
Majority interest:				
Capital stock		2,699		2,699
Additional paid in capital		11,546		11,546
Retained earnings of prior years		11,633		9,764
Net income for the period		2,601		2,391
Cumulative results of holding non-monetary assets		-2,859		-3,178
Total majority interest		25,620		23,222
Total stockholders' equity		26,269		23,389
Total Liabilities and Equity	**Ps.**	**62,277**	**Ps.**	**62,860**

July 28, 2004	28

Consolidated Income Statement

July 28, 2004	29

Mexican and Central American operations

July 28, 2004	30

Colombian and Venezuelan operations

July 28, 2004	31

Brazilian and Argentine operations

July 28, 2004	32

Selected Information

July 28, 2004	33

Selected Information

July 28, 2004	34

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004	Fomento Económico Mexicano S.A. de C.V.
By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning